SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

DOMINO’S PIZZA, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

25754A201

(CUSIP Number of Class of Securities)

David A. Brandon

Chairman of the Board and Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

(734) 930-3030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jane D. Goldstein, Esq. Craig E. Marcus, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Telecopy: (617) 951-7050	Elisa D. Garcia C., Esq. Domino’s Pizza LLC Executive Vice President & General Counsel 30 Frank Lloyd Wright Drive Ann Arbor, Michigan 48106 Telephone: (734) 930-3030 Telecopy: (734) 747-6210	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Telecopy: (212) 269-5420

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$415,500,000	$44,458.50

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 13,850,000 of Common Stock at a purchase price of $30.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, equals $107.00 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,458.50	Filing Party:	Domino’s Pizza, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on February 23, 2007 (as amended, the “Schedule TO”) by Domino’s Pizza, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 13,850,000 shares (the “Shares”) of its common stock, $0.01 par value per share, or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not less than $27.50 nor greater than $30.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2007 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment is filed to incorporate the press release dated March 12, 2007 that announced the final results of the Offer.

Item 11. Additional Information

Item 11of the Schedule TO is hereby amended and supplemented to add the following:

On March 12, 2007 the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, March 9, 2007. A copy of the press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Description

(a)(5)(F)	Press Release issued by Domino’s Pizza, Inc. on March 12, 2007 (incorporated by reference to Exhibit 99.2 to the Domino’s Pizza, Inc. Current Report on Form 8-K filed on March 12, 2007)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

By:  /s/  L. David Mounts

        Name: L. David Mounts

        Title: Executive Vice President

                  and Chief Financial Officer

Date: March 12, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 7, 2007.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Letter to Participants in the Domino’s Pizza 401(k) Savings Plan.*

(a)(1)(G)	Letter to Shareholders dated February 7, 2007.*

(a)(5)(A)	Form of Summary Advertisement.*

(a)(5)(B)	Press Release issued by Domino’s Pizza, Inc. on February 7, 2007.*

(a)(5)(C)	Supplemental Indenture dated as of February 23, 2007, among Domino’s, Inc., the Guarantors (as defined therein) and BNY Midwest Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Domino’s Pizza, Inc. Current Report on Form 8-K filed on February 23, 2007 (the “February 23, 2007 8-K”))

(a)(5)(D)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.1 to the February 23, 2007 8-K)

(a)(5)(E)	Press Release issued by Domino’s, Inc. dated February 23, 2007 (incorporated by reference to Exhibit 99.2 to the February 23, 2007 8-K)

(a)(5)(F)	Press Release issued by Domino’s Pizza, Inc. on March 12, 2007 (incorporated by reference to Exhibit 99.2 to the Domino’s Pizza, Inc. Current Report on Form 8-K filed on March 12, 2007)

(b)(1)	Commitment Letter, dated February 6, 2007, by and among Domino’s, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Merrill Lynch Commercial Finance Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. **

(d)(1)	Stock Repurchase Agreement, dated as of February 6, 2007, by and between Domino’s Pizza, Inc. and the Sellers (as defined in the Agreement).*

*	Previously filed as an exhibit to the Schedule TO filed with the SEC on February 7, 2007.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the SEC on February 23, 2007.